December 11, 2006

VIA EDGAR

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:                               Form 8-K filed March 1, 2006
File No. 0-13063

Dear Mr. Wilson:

Reference is made to the letter dated December 1, 2006 (the “Comment Letter”) from the Staff of the Division of Corporation Finance to Mr. A. Lorne Weil, Chief Executive Officer of Scientific Games Corporation (the “Company”), setting forth the Staff’s comment regarding the filing referenced above.  Accordingly, this letter contains the Company’s responses to the Staff’s comments in the Comment Letter.  The paragraph numbers of the Company’s responses correspond to the numbers appearing next to the Staff’s comments as set forth in the Comment Letter.

We are also sending you a copy of this letter by Federal Express.

Very truly yours,

/s/ DeWayne E. Laird
DeWayne E. Laird
Vice President and Chief Financial Officer

cc:                                 Mr. A. Lorne Weil
  Chief Executive Officer
  Scientific Games Corporation

Form 8-K, filed March 1, 2006

Item 2.02 Results of Operations and Financial Condition

1.               We note your response to prior comment 1 and have the following additional comments:

a)              With regard to item 1, you indicate that you identified certain adjustments in the fourth quarter of 2004 in connection with your initial Sarbanes-Oxley review.  Please clarify the period(s) to which these adjustments relate.  We note that in your other responses you indicate that charges were incurred, rather than identified, in the 4th quarter.

Response:

A portion ($1,522,000 in the aggregate on a pre tax basis) of the adjustments that were identified in the fourth quarter of 2004 as part of our initial Sarbanes-Oxley review relate to earlier periods.   We have provided as Appendix I a chart which provides a summary of the prior periods impacted by these adjustments.

b)             With regard to item 3, you indicate that you recorded your share of the Italian consortium’s loss for the year 2004 in the fourth quarter of 2004.  We further note from your response related to item 8 that you recorded your share of Italian consortium’s fourth quarter 2005 loss in the fourth quarter of 2005.  Please explain why you recorded the loss for the full year 2004 in the fourth quarter of 2004.

Response:

During 2004, the Company held a minority equity interest in an incorporated Italian consortium (which was formed in 2003 and began operations in 2004) that was accounted for under the cost method of accounting during the year.  Subsequent to year end, management determined that because the Company had a 20% equity interest in an entity of that type, the Company should have been recognizing its pro-rata share of losses of the consortium in 2004 using the equity method of accounting.

Had the Company recorded its quarterly pro-rata share of the losses of the consortium from its inception, the Company would have recorded net losses in the interim periods of 2004 as shown on Appendix I.

As to the matters addressed in both a) and b) above, we performed a SAB 99 analysis of the adjustments identified in connection with our initial Sarbanes-Oxley review and the Italian consortium adjustments and concluded that these amounts were not quantitatively material either individually or in the aggregate to consolidated net income or net income per diluted share available to common stockholders or to gross profit or operating income for any of the affected interim or annual periods (See Appendix I).   In assessing the quantitative materiality of these adjustments, we followed the guidance in paragraph 29 of APB 28 Interim Financial Reporting.

We also concluded that these items were not qualitatively material based on the following considerations:

•                  The items did not change the earnings trend of the Company, or in the case of the items identified in connection with our initial Sarbanes-Oxley review, the earnings trend of the Pari-Mutuel Segment (which was negative even absent these items), to which such adjustments relate.  Our share of the Italian consortium losses were not included in any segment since those losses were not included in operating income;

•                  The items did not change a loss into income or vice versa;

•                  The items did not affect the Company’s regulatory compliance;

•                  The items did not affect the Company’s compliance with loan covenants or other contractual requirements;

•                  The items identified in connection with our initial Sarbanes-Oxley review had the effect of increasing the bonus compensation for the Pari-Mutuel segment managers by a total of $17,000 for all concerned in 2003; however, they had no effect on the overall corporate bonus awards.  The Italian consortium losses did not increase any bonus compensation;

•                  The items did not arise from an unlawful transaction and there was no indication of any overt action taken by management to manipulate earnings to meet consensus earnings estimates.

Therefore, we concluded that it was acceptable to record these items in the fourth quarter of 2004.

We have discussed these matters with our audit committee and our independent auditor, Deloitte & Touche LLP, both of which concurred with our conclusions.

APPENDIX 1

Scientific Games Corporation

SAB 99 Analysis - 2002, 2003 and 2004

	Year	Quarter	Year					Year
	Ended	Ended	Ended	Quarter Ended				Ended
	2002	Dec-03	2003	Mar-04	Jun-04	Sep-04	Dec-04	2004

Operating revenues	455,253	176,781	560,911	185,465	178,112	179,309	182,609	725,495

Net income	39,732	15,019	52,147	20,421	19,508	21,461	4,352	65,742
Convertible preferred stock dividend	7,484	1,977	7,661	1,982	1,982	757	—	4,721
Net income available to common stockholders, as reported	32,248	13,042	44,486	18,439	17,526	20,704	4,352	61,021
Adjustments:
Italian consortium	—	—	—	751	1,644	1,427	(3,822)	—
Sarbanes-Oxley review	149	884	884	135	75	279	(1,522)	(1,033)
Total adjustments	149	884	884	886	1,719	1,706	(5,344)	(1,033)
Tax effect	(54)	(318)	(318)	(279)	(541)	(529)	1,630	315
Net income effect of adjustments	95	566	566	607	1,178	1,177	(3,714)	(718)
Pro forma net income, giving effect to the adjustments	39,637	14,453	51,581	19,814	18,330	20,284	8,066	66,460

Diluted earnings per share, as reported	0.496	0.165	0.592	0.222	0.215	0.236	0.048	0.724
Pro forma diluted earnings per share, giving effect to the adjustments	0.495	0.159	0.585	0.216	0.202	0.223	0.088	0.733

Net income effect of adjustments as a percentage of:
Net income	0.3%	4.3%	1.3%	3.3%	6.7%	5.7%	-85.3%	-1.2%
Diluted earnings per share	0.2%	3.8%	1.1%	3.0%	6.0%	5.5%	-83.7%	-1.2%

Weighted average number of shares used in per share calculations:
Diluted shares	80,151	90,914	88,143	91,825	90,757	90,777	91,463	90,710

Notes:

The impact of the adjustments on gross margin and operating income is no greater than the impact on net income or earnings per share in any of the periods impacted.